EXHIBIT 1
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NEWS RELEASE

DECEMBER 20, 2002



ARC ENERGY TRUST CONFIRMS JANUARY 15, 2003 CASH DISTRIBUTION AMOUNT
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CALGARY, DECEMBER 20, 2002 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust")
confirms that the cash distribution to be paid on January 15, 2003 in respect of December production, for unitholders of record on December 31, 2002 will be $0.13 per trust unit. The ex-distribution date is December 27, 2002.

As at December 16, 2002, the Trust's trailing twelve-month cash distributions total CAD $1.58 per trust unit, providing a trailing twelve-month cash on cash yield of approximately 13%.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $1.8 billion. The Trust currently has an interest in oil and gas production of over 42,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer



    For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:

          Investor Relations, E-mail: arc_energy_trust@arcresources.com
                  Telephone: (403) 503-8600 Fax: (403) 509-6417
                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9